June 16, 2016

Via E-mail and EDGAR

Mr. John Spitz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:    OneMain Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed May 6, 2016
Response Dated May 17, 2016
File No. 001-36129

Dear Mr. Spitz:

We are submitting this letter in response to the supplemental comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 3, 2016 (the “Supplemental Comment Letter”) regarding the Annual Report on Form 10-K and Quarterly Report on Form 10-Q of OneMain Holdings, Inc. (“OMH” or, collectively with its subsidiaries, the “Company,” “we,” or “our”) for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) and for the quarterly period ended March 31, 2016 (“March 31, 2016 Form 10-Q”), respectively. We would like to thank the Staff for its review of OMH’s 2015 Form 10-K and March 31, 2016 Form 10-Q, and we look forward to working with the Staff to appropriately address the remaining comments included in the Supplemental Comment Letter.

To facilitate your review, we have repeated the Staff’s comments in bold typeface, with each comment followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’ s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, page 42

1. We note your response to comment 1. Please provide us with a detailed summary of your fair value calculation for non-purchased credit impaired loans and all intangible assets acquired from OneMain Financial Holdings, LLC. In your response clearly explain and provide us with a detailed understanding of all key assumptions and inputs used to determine the fair values recorded. In addition, please explain the following:

•	To what you attribute the premium recorded on non-purchased credit impaired loans; and

•	Whether and how you incorporated expected renewals in your fair value calculation for non-purchased credit impaired loans.

OMH Response:
In the section below titled “Non-Purchased Credit Impaired Loans” we (1) provide a detailed summary of our fair value calculation for non-purchased credit impaired loans, (2) discuss premium attributes recorded on those loans, and (3) describe how we incorporated expected renewals into our calculation of fair value. The remainder of our response provides a detailed summary of our fair value calculations for all other intangible assets acquired, and includes (1) Trade Name, (2) Customer Relationship, (3) Licenses, and (4) Value of insurance businesses acquired (VOBA). We contracted with an accounting firm of nationally recognized standing (Third-Party Expert) to support management in valuing both the non-purchased credit impaired (Non-PCI) loans and intangibles assets (excluding value of business acquired, VOBA) as of the acquisition date.

Non-Purchased Credit Impaired Loans

The fair value of Non-PCI loans was calculated using a discounted cash flow model. The discounted cash flow model started with the contractual cash flows of the loans and then adjusted such cash flows for the following assumptions: (1) probability of default, (2) portfolio derived loss given default, and (3) constant prepayment rates. These assumptions were derived using the historical data of the acquired company and encompassed both performance and credit risk metrics. We believe these assumptions are consistent with those a third-party would use to value the portfolio. The expected cash flows were then discounted at a market-based discount rate to arrive at the fair value of the portfolio. We developed our discount rates based on the Capital Asset Pricing Model which builds a discount rate based on risk free pricing, beta, equity market premium, and size and company risk premiums to arrive at a discount rate. We also compared our calculated fair value to recent market transactions and trades and determined that the ultimate pricing was consistent with recent market activity.

Recorded Premium
The premium recorded on the Non-PCI loans can primarily be attributed to the excess contractual yield on the cash flows expected from the portfolio over a market participant discount rate. We believe the market would also attribute a premium to the portfolio given the seasoned performance of the portfolio and our proven collection strategies. We further validated this premium based on our own “all in” cost to originate loans through our branch network noting that loans originated through our branch network also carry a premium subsequent to origination.

The discount rate applied to the expected cash flows was developed with the assistance of the Third-Party Expert and reflected a market participant perspective. Key inputs to the discount rate were benchmarked against both internal and market participant based metrics. The application of the market discount rate resulted in a premium on the Non-PCI portfolio, which would be commensurate with a return on assets that the market would expect on a personal loan.

The premium can also be attributed to the significant customer acquisition related expenses (both successful and unsuccessful) associated with organically originating personal loans. Many companies in the consumer finance market maintain a branch network and marketing campaigns to solicit customers. The acquisition of a seasoned and performing portfolio without having to incur these costs would command a premium for an existing performing personal loan portfolio.

Consideration of Renewals
In the models used to derive expected cash flows for the Non-PCI loan portfolio, renewals of accounts were treated as liquidations. Renewal value was incorporated into the Customer Relationship intangible asset discussed below.

Other Intangible Assets

Trade Name
The valuation of the trade name used a discounted cash flow method based on an estimate of relief from royalty.

The Company utilized a royalty rate assumption to estimate the amount of revenue that is generated based on the entity’s brand. In selecting the royalty rate, management considered the advertising expenses as the key factor in supporting the overall value of the trade name. The royalty rate incorporated several qualitative factors as well, including the age longevity, consumer recognition, production, geographic coverage, advertising, and association. These qualitative factors were benchmarked with market comparable metrics in consultation with the Third-Party Expert. We used the same methodology to derive the discount rate that was utilized for the valuation of the Non-PCI loan portfolio.

Customer Relationship
The customer relationship asset reflects the embedded renewal value of loans in the acquired portfolio. We valued these customer relationships using a discounted cash flow model. In working with the Third-Party Expert, we provided historical renewal data for the acquired portfolio and built assumptions based on our five-year forecast, including the propensity of a loan to renew and the average renewal per unit. These assumptions were used to derive the expected cash flows related to renewals and discounted using a market participant discount rate. We used the same methodology to derive the discount rate that was utilized for the valuation of the Non-PCI loan portfolio.

Licenses

Insurance
An insurance operating license is required for a company to enter markets and underwrite insurance policies. We acquired multiple insurance operating licenses in each state that the acquired company did business. Our valuation process used the market approach. With the support of our Third-Party Expert, we identified a range of current market prices to determine the market value for each insurance license and applied that value to the number of licenses acquired.

Lending
We are subject to the consumer lending laws specific to each state in which we operate and these states require the Company to carry lending licenses. The lending license allows a company to originate loans for its customers. Lending companies must comply with the state lending laws for each state in which it conducts business. We valued our consumer lending licenses using the cost approach to determine the market value per lending license.

VOBA
Management utilized a third party insurance valuation and actuarial specialist to provide a valuation of the insurance business acquired utilizing the projected cash flows of the insurance entities. Management worked with the third party to align their assumptions with those used in internal forecasts. These assumptions include lapse rates, mortality and morbidity rates, and expense rates, which vary by product, as well as future investment returns for the assets underlying the business. Lapse and mortality rates are based on recent studies. Morbidity rates are based on recent experience and, for some products such as involuntary unemployment insurance, forecasts of future economic conditions. Actual commission rates vary by state but are modeled as a weighted average. Other expenses are based on company-wide expense studies. For most products, the third party used the assumptions provided by management. For certain products, the third party reselected morbidity assumptions and expense assumptions, and re-projected the timing of certain benefit payments. Future investment returns were based on the runoff of existing assets together with conservative re-investment assumptions.

The elements of the VOBA calculation beyond cash flows were verified to match the third party’s stated calculation methodology. These cash flows were discounted to arrive at the recorded VOBA. We used the same methodology to derive the discount rate that was utilized for the valuation of the Non-PCI loan portfolio.

Core Consumer Operations, page 52

2. We note your response to comment 2. As it relates to the $62 million of additional charge-offs related to the alignment in charge-off policies, please clarify whether the allowance recorded in accordance with ASC 450-20 was established as of the acquisition date or subsequent to the acquisition date. Please also clarify whether this adjustment was made to both your US GAAP financial statements or only to your Segment Accounting Basis disclosures provided in your filing.

OMH Response:
For our US GAAP financial statements, we did not record an allowance as of the acquisition date or an additional $62 million of charge-off as the alignment in our accounting policies was considered in our estimate of cash flows used to arrive at the fair value on the date of acquisition.

The allowance was established as of the acquisition date only in the Company’s Segment Accounting Basis disclosures. The Segment Accounting Basis disclosures present the allowance required under aligned accounting policies on a historical cost basis.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 72

3. We note your current disclosure that you concluded on the effectiveness of your disclosure controls and procedures (DCP) as of December 31, 2015 rather than as of March 31, 2016. Please note that Item 307 of Regulation S-K requires the evaluation of DCP as of the end of each period. Therefore, please provide us with management’s conclusions as of March 31, 2016 and revise your future filings to include management’s evaluation of DCP as of each period end.

OMH Response:
As of March 31, 2016, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. This evaluation was conducted under the supervision of, and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2016.

We note the Staff’s comment and will revise our future filings accordingly.

We acknowledge that (i) OMH is responsible for the adequacy and accuracy of the disclosure in OMH’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) OMH may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott T. Parker

Scott. T. Parker
Executive Vice President and Chief Financial Officer
OneMain Holdings, Inc.

cc: Jay N. Levine, President and Chief Executive Officer